UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)*

                            VERSO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    925317208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 25, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

        |_|      Rule 13d-1(b)
        |X|      Rule 13d-1(c)
        |_|      Rule 13d-1(d)

*The remainder of this cover pFage shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                          Laurus Master Fund, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Cayman Islands
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  CO
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                    Laurus Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO
--------------------------------------------------------------------------------


      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                   PSource Structured Debt Limited
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Guernsey
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                     Valens Offshore SPV II, Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-0811267
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  CO
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                           Valens U.S. SPV I, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                    Valens Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903345
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                    David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    Israel
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 925317208
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                    Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:    United States
--------------------------------------------------------------------------------

                5   SOLE VOTING POWER:        0 shares of Common Stock.*
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER:      5,433,353 shares of Common Stock.*
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
PERSON
                ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER: 5,433,353 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,433,353 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.94%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------

      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.    925317208

Item 1(a).   Name of Issuer:   VERSO TECHNOLOGIES, INC.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             400 Galleria Parkway, Suite 200, Atlanta, Georgia 30339

Item 2(a).   Name of Person Filing:    Laurus Master Fund, Ltd.

      This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd, Valens Offshore SPV II, Ltd., Valens U.S. SPV I, LLC and PSource Structured Debt Limited. Information related to each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).   Address of Principal Business Office or if none, Residence:
             c/o Laurus Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, New York 10017

Item 2(c).   Citizenship:      Cayman Islands

Item 2(d).   Title of Class of Securities:      Common Stock

Item 2(e).   CUSIP Number:     925317208

Item 3.      Not Applicable

Item 4.      Ownership:

      (a)    Amount Beneficially Owned:5,433,353 shares of Common Stock*
      (b)    Percent of Class: 7.94%*
      (c)    Number of shares as to which such person has:
        (i)  sole power to vote or to direct the vote: 0 shares of Common Stock*
        (ii) shared power to vote or to direct the vote: 5,433,353 shares of Common Stock*
        (iii)sole power to dispose or to direct the disposition of: 0 shares of Common Stock*
        (iv) shared power to dispose or to direct the disposition of: 5,433,353 shares of Common Stock*


      * Based on 66,747,829 shares of the common stock, par value $0.01 per share (the "Shares"), of Verso Technologies, Inc., a Minnesota corporation (the "Company") outstanding as of November 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007. As of February 25, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens Offshore SPV II, Ltd. ("Valens Off. II") and Valens U.S. SPV I, LLC ("Valens US") and PSource Structured Debt Limited ("PSource," and together with the Fund, Valens US and Valens Off. II, the "Investors") held (i) a common stock purchase warrant ("Warrant A") to acquire 330,470 Shares at an exercise price of $0.91 per share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 1,321,877 Shares at an exercise price of $0.91 per share, subject to certain adjustments, and (iii) 3,781,006 Shares. Warrant A contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). Warrant B contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation", and together with the 9.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.      Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: |_|

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             Not applicable

Item 7.      Identification and Classification of Subsidiary Which Acquired the
             Securities: Not applicable

Item 8.      Identification and Classification of Members of the Group:
             Not applicable

Item 9.      Notice of Dissolution of Group:    Not applicable

Item 10.     Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              March 5, 2008
                                              -----------------
                                                       Date

                                              Laurus Master Fund, Ltd.

                                              /s/ Eugene Grin
                                              ---------------
                                              Eugene Grin
                                              Director

                                   APPENDIX A


A. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Place of Organization:       Guernsey


B. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Place of Organization:       Delaware


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Place of Organization:       Delaware

D. Name:                 Valens Offshore SPV II, Corp., a Delaware corporation

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Place of Organization:       Delaware

E. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Place of Organization:       Delaware


F. Name:                 Eugene Grin

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Principal Occupation: Director of Laurus Master Fund, Ltd. Principal of
                         Laurus Capital Management, LLC

   Citizenship:          United States


G. Name:                 David Grin

   Business Address:     335 Madison Avenue, 10th Floor, New York, New York
                         10017

   Principal Occupation: Director of Laurus Master Fund, Ltd. Principal of
                         Laurus Capital Management, LLC

   Citizenship:          Israel

      Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


                                    PSource Structured Debt Limited

                                    By:  Laurus Capital Management, LLC
                                    Individually and as investment manager

                                    By:      /s/ Eugene Grin
                                             --------------------------
                                             Eugene Grin, Principal
                                             March 5, 2008


                                    Valens U.S. SPV I, LLC

                                    Valens Offshore SPV II, Corp.

                                    By:  Valens Capital Management, LLC
                                    Individually and as investment manager

                                    By:      /s/ David Grin
                                             --------------------------
                                             David Grin, Authorized Signatory
                                             March 5, 2008


                                    /s/ David Grin
                                    --------------------------------------------
                                    David Grin, on his individual behalf
                                    March 5, 2008

                                    /s/ Eugene Grin
                                    --------------------------------------------
                                    Eugene Grin, on his individual behalf
                                    March 5, 2008